March 8, 2025

Harry L. You
Executive Director
Berto Acquisition Corp.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

       Re: Berto Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted February 10, 2025
           CIK No.: 0002033122
Dear Harry L. You:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your disclosure on page 24 that if you increase or decrease the size of the offering, you will effect a share dividend or share surrender to maintain the ownership of founder shares by your initial shareholders at 20% of the issued and outstanding shares upon the consummation of the offering. Please disclose that the anti-dilution adjustment to the founder shares may result in material dilution of the public shares, as required by Item 1602(a)(3) of Regulation S-K.
Summary
Initial Business Combination, page 9

2. We note that you may extend the date by which you must consummate your initial
 March 8, 2025
Page 2

       business combination. Please clarify whether there are any limitations on the number of extensions, including the number of times. Also, disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of
       Regulation S-K.
Our Sponsor, page 14

3. Please expand your disclosure to explain the difference in terms of the Class X Units and Class Y Units in your sponsor, including whether the Class X Units have any voting or other rights to direct or manage you. See Item 1603(a)(4) of Regulation S-K.
4.     Please revise to explain that prior to the closing of the initial business
       combination, only holders of your founder shares will have the right to vote to appoint or remove directors or to continue the company in a jurisdiction outside the Cayman
       Islands. See Item 1602(b)(3) of Regulation S-K.
5. In your table on page 15, please also disclose the antidilution adjustment of the founder shares. Also, describe the extent to which the compensation and securities
       issuances may result in a material dilution of the purchasers    equity
interests, such as
       resulting from any founder share antidilution adjustment and any conversion of working capital loans into private placement warrants. See Item 1602(b)(6) of
       Regulation S-K.
6. Please revise the table relating to transfer restrictions to also discuss the lock-
       up required by the underwriter. In this regard, we note your disclosure on page 184 regarding a release from a particular lock-up that would require the written consent of the underwriters. See Item 1603(a)(9) of Regulation S-K.
Proceeds to be held in the Trust Account, page 26

7. Please reconcile the disclosure on page 101 that you may withdraw interest to pay your taxes and annual reporting fees with the disclosure in this section which references only taxes.
Conflicts of Interest, page 38

8. It appears that dMY Squared Technology Group, Inc. may pursue an initial business combination target in any industry or geographic region. Where you disclose conflicts of interest throughout the filing, as applicable, please also disclose that dMY Squared
       Technology Group has not yet identified a target for a business combination.
       Therefore, there appears to be a material conflict of interest in seeking potential targets. See Item 1602(b)(7) and Item 1603(b) of Regulation S-K. Please revise to clarify how opportunities to acquire targets are allocated among SPACs and why you consider the two entities to have "different timelines" when both SPACs would be searching for a target at the same time following your offering.
9. We note your disclosure that you do not believe that the fiduciary, contractual or other obligations or duties of your officers or directors will materially affect your ability to complete a business combination, based partially on the fact that you plan to focus the target search of the company in AI, as well as in the rapidly growing wellness, longevity and aesthetics areas. Please reconcile this disclosure with your disclosure on page 3 that you may pursue an initial business combination opportunity in any
 March 8, 2025
Page 3

       industry or sector.
10. We note the last sentence of footnote 7 on page 93 that the $20,000 monthly payments for office space and other services will only be paid upon completion of the initial business combination and out of funds remaining outside of the Trust Account. We also note that such payments would total $480,000 over the course of your 24-month initial term, and that out of the amount outside of the trust account, you only have allotted $445,000 to cover miscellaneous expenses. Please revise as appropriate to clarify what happens to any remaining balance of such payments if there is an insufficient amount remaining outside of the trust account at the time of the closing of the initial business combination. In addition, to the extent applicable, please expand the penultimate paragraph on page 40, and elsewhere as appropriate, to discuss the conflict arising from your arrangement that the payments for office space and other services will be deferred and not payable until a closing of the business combination, and will only be paid out of funds remaining outside of the trust account. Also expand your disclosure in the fourth paragraph on page 151 to discuss these payments.
Risk Factors, page 46

11. Please add risk factor disclosure about risks that may arise from the sponsor or a sponsor affiliate having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or all or any portion of its membership interests in the sponsor, whether through Class X units or Class Y units. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.
Dilution, page 97

12. Your disclosure appears to reflect an assumption that no additional securities will be issued in connection with the conversion of any loans from your sponsor, its affiliates or your management team into warrants, in connection with the cashless exercise of any private placement warrants or in connection with additional financing sought to facilitate an initial business combination. If true, please expand your disclosure to address these assumptions and highlight that you may need to issue additional securities as you may seek an initial business combination with a target company with an enterprise value greater than the net proceeds of the offering and the sale of private placement warrants, as stated on page 11 of your prospectus. Also, address the anti-
       dilution adjustment to the founder shares. See Item 1602(c) of Regulation S-K.
Our Sponsor, page 115

13. Please disclose any circumstances under which the sponsor may surrender or cancel shares in connection with a de-SPAC transaction, such as in connection with a PIPE financing or earnout provision. See Item 1603(a)(6) of Regulation S-K. Management, page 138

14. Please reconcile the disclosure in this section, which refers to potential payments of consulting, success or finder fees to your independent directors, advisors, or their respective affiliates in connection with the consummation of our initial business
 March 8, 2025
Page 4

       combination, with the disclosure elsewhere including on page 40 which indicates you
       may pay your sponsor or a member of your management team a finder   s
fee, advisory
       fee, consulting fee or success fee. Also, please revise your compensation disclosure on pages 15 and 116 to address these additional fees, as applicable. Please contact Peter McPhun at 202-551-3581 or Isaac Esquivel at
202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Joel Rubinstein